Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 12, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited (the “Company”) issued an announcement on December 12, 2006, a copy of which is attached as Exhibits 99.1 hereto. The attached announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to make a public offering or register any part of the proposed A Share Issue (as defined in the attached announcement) in the United States.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 11, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

December 12, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

Commission File Number 001-31914

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

PROPOSED A SHARE ISSUE

PROPOSED A SHARE ISSUE

On 19 October 2006, the Company submitted a draft of the A Share Prospectus to the CSRC in connection with its application to proceed with the proposed A Share Issue.

The A Share Prospectus contains consolidated financial information of the Group for the Relevant Periods prepared under PRC GAAP and will be made available on the CSRC’s website after close of trading on the Hong Kong Stock Exchange on 11 December 2006. To enable shareholders and investors to better understand the material differences between the consolidated financial information of the Group for the Relevant Periods prepared under the HKFRS and those prepared under PRC GAAP, this announcement presents the consolidated financial information of the Group for the Relevant Periods prepared under PRC GAAP and a reconciliation of the Net Profit / Net Assets, each attributable to equity holders of the Company prepared under HKFRS to those prepared under PRC GAAP.

CLIC, the controlling shareholder of the Company and holder of all the Domestic Shares prior to completion of the proposed A Share Issue, has undertaken that, for a period of 36 months commencing on the date on which the A Shares are listed on the Shanghai Stock Exchange, it will not transfer or put on trust A Shares which it holds (directly or indirectly) in the capital of the Company or allow such shares to be repurchased by the Company.

In accordance with the requirements of the proposed A Share Issue, the Company decided that the ordinary resolution in connection with the Employee Share Incentive Plan proposed to be passed at the third extraordinary general meeting of the Company in 2006 to be held on 29 December 2006 is postponed to a general meeting to be held after the completion of the proposed A Share Issue.

As the proposed A Share Issue is subject to the approvals of the Relevant Authorities, there is no assurance that it will proceed. Investors are advised to exercise caution in dealing in the H Shares.

1.	PROPOSED A SHARE ISSUE

Reference is made to the Company’s announcement dated 28 August 2006 and its circular to shareholders dated 1 September 2006 in respect of the proposed A Share Issue.

Commission File Number 001-31914

On 19 October 2006, the Company submitted a draft of the A Share Prospectus to the CSRC in connection with its application to proceed with the proposed A Share Issue. The A Share Prospectus will be made available on the CSRC’s website after close of trading on the Hong Kong Stock Exchange on 11 December 2006.

The proposed A Share Issue will comprise the allotment and issue of not more than 1.5 billion A Shares to (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of the CSRC; and (iii) other institutional investors and public investors as approved by the CSRC, by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities. The offer price of the proposed A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the proposed A Share Issue by way of customary market consultation and such other ways as may be approved by the CSRC.

CLIC, the controlling shareholder of the Company and holder of all the Domestic Shares prior to completion of the proposed A Share Issue, has undertaken that, for a period of 36 months commencing on the date on which the A Shares are listed on the Shanghai Stock Exchange, it will not transfer or put on trust the A Shares which it holds (directly or indirectly) in the capital of the Company or allow such shares to be repurchased by the Company.

As the proposed A Share Issue is subject to the approval of the Relevant Authorities, there is no assurance that it will proceed. Investors are advised to exercise caution in dealing in the H Shares.

The Company will disclose the relevant information in respect of the approval, offer price, offer time and other details of the proposed A Share Issue in the newspapers in the PRC and an extract of which will be simultaneously disclosed by the Company in the newspapers in Hong Kong in accordance with the Listing Rules.

2.	Consolidated financial information prepared under PRC GAAP for the Relevant Periods and reconciliation of the Net Profit / Net Assets of the Group prepared under PRC GAAP to the Net Profit / Net Assets attributable to equity holders of the Company prepared under HKFRS

The A Share Prospectus contains consolidated financial information of the Group for the Relevant Periods prepared under PRC GAAP. To enable shareholders and investors to better understand the material differences between the consolidated financial information of the Group for the Relevant Periods prepared under the HKFRS and PRC GAAP, this announcement presents the consolidated financial information of the Group for the Relevant Periods prepared under PRC GAAP and a reconciliation of the Net Profit / Net Assets, each attributable to equity holders of the Company prepared under HKFRS to those prepared under PRC GAAP.

All amounts in this announcement are expressed in millions of RMB.

Commission File Number 001-31914

Consolidated Net Profit/Net Assets of the Group for the Relevant Periods under PRC GAAP

Items		6 months ended 30 June 2006 The Group	6 months ended 30 June 2005 The Group	2005 The Group	2004 The Group	2003 The Group
						(Note)
1.	INCOME FROM INSURANCE OPERATIONS	110,633	90,134	159,626	148,805	133,486
	Insurance premium	111,364	91,060	160,949	149,983	135,054
	Reinsurance premium assumed	2	3	4	4	2
	Reinsurance premium ceded	(733)	(929)	(1,327)	(1,182)	(1,570)

2.	TOTAL OPERATING EXPENSES	(39,135)	(35,808)	(68,018)	(51,141)	(35,293)
	Claims	(3,325)	(3,633)	(6,957)	(7,103)	(6,076)
	Less: Claims recovered	389	414	699	1,038	1,098
	Reinsurance claims and expenses	(8)	—	(1)	(2)	(2)
	Long-term insurance benefits	(7,386)	(6,558)	(11,316)	(8,257)	(4,583)
	Surrenders	(15,348)	(14,910)	(26,892)	(14,849)	(6,965)
	Commissions & brokerage fees	(7,816)	(6,171)	(12,666)	(12,077)	(10,147)
	Business tax and other supplemental charges	(200)	(173)	(212)	(237)	(328)
	Operating expenses	(5,474)	(4,783)	(10,649)	(9,948)	(8,740)
	Less: Expenses recovered	240	186	303	390	535
	Provision for statutory insurance fund	(207)	(180)	(327)	(96)	(85)

3.	INCREASE/DECREASE OF RESERVES	(75,948)	(56,739)	(99,682)	(104,565)	(104,135)
	Provision for outstanding claims reserve	(695)	(706)	(929)	(986)	(778)
	Less: Reversal for outstanding claims reserve	929	986	986	778	696
	Provision for unearned premium reserve	(4,975)	(5,084)	(5,007)	(4,937)	(4,774)
	Less: Reversal for unearned premium reserve	5,007	4,937	4,937	4,774	3,601
	Provision for life insurance reserve	(504,081)	(385,605)	(428,290)	(329,101)	(225,658)
	Less: Reversal for life insurance reserve	428,636	329,101	329,255	225,658	123,375
	Provision for long-term health insurance reserve	(3,318)	(2,283)	(2,549)	(1,915)	(1,164)
	Less: Reversal for long- term health insurance reserve	2,549	1,915	1,915	1,164	567

Commission File Number 001-31914

4.	Underwriting loss	(4,450)	(2,413)	(8,074)	(6,901)	(5,942)
	Add: Other operating profit	781	801	1,674	1,772	959
	Investment income	9,951	3,598	9,183	3,669	2,500
	Interest income	4,087	3,926	7,986	6,753	3,967
	Income from securities purchased under agreements to resell	3	3	3	268	781
	Foreign exchange gain/(loss)	(213)	—	(634)	(59)	5
	Less: Interest expenses	(49)	(9)	(74)	(11)	—
	Dividends to policyholders	(3,399)	(1,628)	(4,200)	(2,291)	(1,208)
	Expenses from securities sold under agreements to repurchase	(88)	(40)	(71)	(10)	(6)

5.	Operating profit	6,623	4,238	5,793	3,190	1,056
	Add: Non-operating income	6	4	13	19	15
	Less: Non-operating expenses	(24)	(11)	(46)	(52)	(102)

6.	Profit before tax	6,605	4,231	5,760	3,157	969
	Less: Income tax	(743)	(598)	(246)	(186)	(5)
	Less: Minority interests	(45)	(35)	(58)	(52)	—

7.	Net profit	5,817	3,598	5,456	2,919	964

	30 June 2006 The Group	31 December 2005 The Group	31 December 2004 The Group	31 December 2003 The Group
ASSETS
TOTAL ASSETS	616,926	521,804	407,738	306,827
TOTAL LIABILITY	549,041	458,432	349,866	251,926
MINORITY INTERESTS	466	421	372	320
OWNER’S EQUITY	67,419	62,951	57,500	54,581

Note:

The income statements of the Group and the Company for the year ended 31 December 2003 comprise income statement from 1 January 2003 to the establishment of the Company (the “pre-establishment period” and the “pre-establishment income statements”) and income statements from 30 June 2003 (the establishment date of the Company) to 31 December 2003 (the “post-establishment income statements”). The pre-establishment income statements are prepared as if the Restructuring had been in place since 1 January 2003: all transferred policies and operating assets and liabilities (the “transferred business”) had been transferred to the Company on 1 January 2003, and the revenue generated, operating costs and expenses incur red, the net profit earned had been determined as if the transferred business had been transferred to the Company on 1 January 2003. The result in pre-establishment period belongs to CLIC. The post-establishment income statements and the income statements for the rest of the reporting periods are prepared based on the actual operating results of the Group and the Company since the establishment date of the Company. The balance sheets as presented are prepared on an actual basis.

The Company included income statement items related to the transferred business and excluded those items not related to the transferred business from the pre-establishment income statements, as follows:

Accounts related to the transferred business

Accounts directly related to life insurance business

The accounts in the income statements of CLIC which are directly related to life insurance business include insurance premium, reinsurance premium assumed, long-term insurance benefits, surrenders, claims, claims recovered, reinsurance premium ceded, reinsurance claims and expenses, commissions and brokerage fees, expenses recovered, provision for statutory insurance fund, provision and reversal for outstanding claims reserve, unearned premium reserve, life insurance reserve and long-term health insurance reserve, business tax and other surcharges, dividends to policyholders.

Commission File Number 001-31914

The incurred amounts in the above accounts during the pre-establishment period could be separately identified between those related to the transferred policies and those related to non-transferred policies. The amounts related to the transferred policies are included in the pre-establishment statements. The reversals for various insurance reserves are the balances of these insurance reserves as at 1 January 2003.

Accounts not directly related to life insurance business

a)	Accounts related to investment activities

Investments represent cash on hand and in bank, short-term investments, securities purchased under agreements to resell, securities sold under agreements to repurchase, current and non-current portion of long-term debt investments and other long-term investments (securities investment funds typically). The accounts in the income statement of CLIC which are related to investing activities include investment income, interest income, income from securities purchased under agreements to resell and expenses from securities sold under agreements to repurchase.

During the pre-establishment period, the cash flows from transferred policies and non-transferred policies are managed by CLIC on a consolidated basis. The corresponding investment transactions as well as transaction records are also based on the consolidated cash flows. The incurred amount in the investment-related accounts in the income statement of CLIC cannot be separately identified between transferred policies and non-transferred policies. The following basis has been adopted to determine the amount to be included in the pre-establishment income statements for these accounts:

The Company derived the average investment return of CLIC for the pre-establishment period based on the aggregate amount of investment income, interest income, income from securities purchased under agreements to resell and expenses from securities sold under agreements to repurchase incurred during the period divided by the average balances of cash on hand and in bank, short-term investments, securities purchased under agreements to resell, securities sold under agreements to repurchase, current and non-current portion of long-term debt investments and other long-term investments at the beginning and the end of the pre-establishment period.

Assuming the portfolio mix of each investment in the transferred business and CLIC are the same during the pre-establishment period, the average investment return of the transfer red business shall be the same as the average investment return of CLIC. The Company derived the aggregated amounts of investment income, interest income, income from securities purchased under agreements to resell and expenses from securities sold under agreements to repurchase attributable to the transferred business during pre-establishment period based on the average investment return of CLIC. After deducting the income earned from statutory insurance fund, the remaining amounts are allocated to investment income, interest income, income from securities purchased under agreements to resell and expenses from securities sold under agreements to repurchase in the pre-establishment income statement in the same proportion of these accounts in the income statement of CLIC for the pre-establishment period.

b)	Account not related to investment activities

Non-operating expenses and other income which are related to the transferred business are included in the pre-establishment income statements pursuant to the Restructuring.

Operating expenses (excluding supplementary retiree benefits paid by CLIC) are allocated to transferred policies based on the expense loading as filed with CIRC for all policies.

Accounts not related to the transferred business

The accounts in the income statements of CLIC which are not related to the transferred business are excluded from the pre-establishment income statement.

Commission File Number 001-31914

RECONCILIATION OF PRC GAAP AND HONG KONG FINANCIAL REPORTING STANDARDS

(“HKFRS”)

(1) Reconciliation of PRC GAAP and HKFRS for net profit

	For the 6 months ended 30 June		For the year ended 31 December
	2006	2005	2005	2004	2003
Net profit under the PRC GAAP	5,817	3,598	5,456	2,919	964
Reconciling items:

Insurance related adjustments
– Deferred acquisition costs (a)	2,532	3,048	6,308	7,215	6,498
– Premiums, benefits and reserves of insurance and investment contracts (b)	(1,275)	865	727	(279)	(701)
– Claims reserves (c)	(287)	(577)	(637)	(143)	207
– Unearned premium reserves (d)	(59)	(26)	(144)	96	574

Investment related adjustments
– Classification difference on investment (e)	3,840	(880)	(414)	(523)	205
– Adjustment for effective interest rate (f)	(58)	(43)	(47)	17	155
– Other adjustment related to investments	5	1	(102)	(91)	80
Reverse the fixed assets revaluation surplus and its related depreciation (g)	32	16	59	54	50
Stock appreciation rights (h)	(24)	—	—	—	—
Deferred tax thereof	(1,557)	(793)	(1,899)	(2,094)	(2,270)
Impact to Minority interest from above items	—	(1)	(1)	—	—

Adjustment to the differences on basis of preparation (i)	—	—	—	—	(10,014)

Net profit attributable to shareholders of the Company under HKFRS	8,966	5,208	9,306	7,171	(4,252)

(2) Reconciliation of PRC GAAP and HKFRS for net assets:

	30 June 2006	31 December 2005	31 December 2004	31 December 2003
Shareholders’ equity under the PRC GAAP	67,419	62,951	57,500	54,581
Reconciling items:

Insurance related adjustments
– Deferred acquisition cost (a)	38,832	37,743	32,787	24,867
– Premiums, benefits and reserves of insurance and investment contracts (b)	(11,658)	(10,338)	(11,981)	(10,645)
– Claims reserves (c)	(1,068)	(781)	(144)	—
– Unearned premium reserves (d)	92	151	295	199
Investment related adjustments
– Classification difference on investment (e)	11,328	656	(6,188)	(1,424)
– Adjustment for effective interest rate (f)	68	209	257	239
– Other adjustment related to investment	6	(69)	—	90
Reverse the fixed assets revaluation surplus and its related depreciation (g)	(1,517)	(1,549)	(1,548)	(1,602)
Stock appreciation rights (h)	(24)	—	—	—
Deferred tax thereof	(11,900)	(8,585)	(4,448)	(3,869)
Impact to Minority interest from above items	(12)	(10)	—	—

Shareholders’ equity under HKFRS	91,566	80,378	66,530	62,436

Commission File Number 001-31914

(3) Notes to the reconciliation items:

(a)	Deferred acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, the costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business, are deferred. DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts with discretionary participation feature (“DPF”) are amortised over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract.

(b)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the Group classifies its long-term products into four categories: long- term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies.

(c)	Claims reserves

Under the PRC GAAP, outstanding claims reserve comprises of reserves for claim expenses incurred and reported and for claims incurred but not yet reported (“IBNR”), with the latter being restricted to be no higher than 4% of net claims paid during the reporting year. In accordance to HKFRS 4 - Insurance Contract, the liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims, using past experience adjusted for current trends, and any other factors that would modify past experience. Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized when the estimates are changed or payments are made. Thus an additional outstanding claims reserve has been recognized based on the Group’s best estimates for unpaid claims.

(d)	Unearned premium reserves

Under the PRC GAAP, an unearned premium reserve is provided for the future insurance obligations from all insurance business with terms of policies of no more than one year. In accordance to HKFRS 4 -Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

(e)	Classification difference on investments

Under PRC GAAP, investments are classified as short-term and long-term investments based on the liquidity and intended holding period of the Company. Short-term investments are carried at the lower of cost and market value while long-term investments are recognized and measured at its cost. In accordance with HKAS 39 - Financial Instruments: Recognition and Measurement, the Group classifies these investments into three categories: financial assets at fair value through income (held-for-trading), held-to-maturity securities and available-for-sale securities. Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category are included in the income statement in the period in which they

Commission File Number 001-31914

arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

(f)	Adjustment for effective interest rate

Under the PRC GAAP, the Group does not amortize premium/discount of short-term debt investments and amortises the premium/discount of long-term bond investment by the straight-line method. All the interests received from short-term investments are accounted as a reduction to the carrying value, except those already accounted as receivable at acquisition. According to HKAS39 - Financial Instruments: Recognition and Measurement, the Group uses effective interest rate method to amortize the premium/discount from debt investments.

(g)	Reverse the fixed assets revaluation surplus and its related depreciation

Under the PRC GAAP, the Group had recognized RMB 1,624 million capital surplus arising from assets revaluation (mainly fixed assets). In accordance to Hong Kong Accounting Standard 16 - Property, Plant and Equipment, an entity should not recognize any revaluation as it chooses cost model as its accounting policy to recognize property, plant and equipment. The revaluation surplus and its related depreciation under PRC GAAP are reversed under HKFRS.

(h)	Stock appreciation rights

There is no requirement under current PRC GAAP for share based payment. The Group only provided for current payment obligation from the exercised stock appreciation rights. In accordance with HKFRS 2 - Share based payment, compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. The liability is remeasured at each balance date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement, the related liability is included in other liabilities.

(i)	Adjustment to the differences on basis of preparation

The financial statement under the PRC GAAP for the year ended 31 December 2003 is prepared based on restructuring basis of preparation as if the Company operated the transferred business since 1 January 2003. Under HKFRS, however, the Company’s consolidated financial statements for the year ended 31 December 2003 included the results of the transferred business and non-transferred business up to 30 September 2003, the consummation date of the Restructuring and the results of the transferred business from 1 October 2003 to 31 December 2003. The adjustment is to derecognize the net loss from the non-transferred business.

3.	EMPLOYEE SHARE INCENTIVE PLAN

Reference is made to the Company’s announcement dated 10 November 2006 and the Company’s notice of third extraordinary general meeting 2006 dated 13 November 2006.

In accordance with the requirements of the proposed A Share Issue, the Company decided that the ordinary resolution in connection with the Employee Share Incentive Plan proposed to be passed at the third extraordinary general meeting of the Company in 2006 to be held on 29 December 2006 is postponed to a general meeting to be held after the completion of the proposed A Share Issue.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“A Shares”	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Issue”	the proposed issue of not more than 1.5 billion A Shares to strategic, institutional and public investors as approved by the CSRC, through issue of new shares and/or such other manner as shall be approved by the Relevant Authorities, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Prospectus”	the prospectus to be issued by the Company in relation to the proposed A Share Issue, a draft of which will be available on the CSRC’s website after close of trading on the Hong Kong Stock Exchange on 11 December 2006

“Board”	the board of directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), known as (China Life Insurance Company) prior to the Restructuring, a state-owned enterprise established under the laws of the PRC on 22 August 1996 and, as the context may require, its subsidiaries (other than the Company)

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and shares of which are listed on the Hong Kong Stock Exchange

“CSRC”	the China Securities Regulatory Commission

“Domestic Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in RMB

“Employee Share Incentive Plan”	the employee share incentive plan (draft) of the Company adopted by the Board at its meeting held on 10 November 2006

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC”	the People’s Republic of China, excluding, for the pur pose of this announcement only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan Region

“PRC GAAP”	the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions, and other accounting regulations as promulgated in the PRC

“Relevant Authorities”	relevant authorities in the PRC including the CSRC

“Relevant Periods”	the years ended 31 December 2003, 2004 and 2005 and the 6 months ended 30 June 2006

“Restructuring”	On 30 June 2003, CLIC transferred to the Company (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after 10 June 1999, having policy terms approved by or filed with the CIRC on or after 10 June 1999 and either (i) recorded as a long-term insurance policy as of 30 June 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type); (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after 10 June 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the applicable reinsurance contracts specified in an annex to the restructuring agreement (together, the “transferred policies”). All other insurance policies were retained by CLIC (the “non-transferred policies”). The Company assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies after 30 June 2003. Meanwhile, on 30 June 2003, the assets of CLIC were divided between the Company and CLIC. The restructuring has been implemented in accordance with the restructuring plan approved by the CIRC on 21 August 2003 and the restructuring agreement entered into between CLIC and the Company on 30 September 2003, with retrospective effect from 30 June 2003

“RMB”	Renminbi, the lawful currency of the PRC

“Shares”	Domestic Shares, H Shares and A Shares

By order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises the following members:

Executive Directors: Yang Chao, Wu Yan, Wan Feng

Non-executive Directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors: Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang

Hong Kong, 11 December 2006